UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Advanced Micro Devices, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007903107

(CUSIP Number)

Mubadala Investment Company PJSC
Attention: Andre C. Namphy
P.O. Box 45005
Abu Dhabi
United Arab Emirates
+971 2 413 0000

Copies to:

Michael S. Dorf, Esq.
Shearman & Sterling LLP
535 Mission Street, 25th Floor
San Francisco, CA 94105
(415) 616-1100

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 171,906,166
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 171,906,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,906,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 The calculation of the percentage of the class owned by the Reporting Persons is based on 1,020,016,174 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of May 4, 2017, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 8, 2017, which was 945,016,174 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 8.  Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 171,906,166
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 171,906,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,906,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

2 The calculation of the percentage of the class owned by the Reporting Persons is based on 1,020,016,174 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of May 4, 2017, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 8, 2017, which was 945,016,174 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 8.  Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 171,906,166
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 171,906,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,906,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) PN

3 The calculation of the percentage of the class owned by the Reporting Persons is based on 1,020,016,174 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of May 4, 2017, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 8, 2017, which was 945,016,174 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 8.  Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech G.P., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 171,906,166
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 171,906,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,906,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%[4]
14		TYPE OF REPORTING PERSON (See Instructions) CO

4 The calculation of the percentage of the class owned by the Reporting Persons is based on 1,020,016,174 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of May 4, 2017, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 8, 2017, which was 945,016,174 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 8.  Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

This Amendment No. 8 amends and supplements the Statement on Schedule 13D originally filed by Mubadala Development Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Development Company”), West Coast Hitech L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Holder”), and West Coast Hitech G.P., Ltd., a general partnership organized under the laws of the Cayman Islands (each a “Reporting Person” and together with Mubadala Investment Company (as defined below) the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on October 16, 2008, as amended prior to the date hereof (the “Original Report”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Advanced Micro Devices, Inc. (the “Issuer”, or “AMD”), with its principal executive offices located at One AMD Place, Sunnyvale, CA 94088-3453.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Report.  The Original Report, as amended by this Amendment No. 8, is hereinafter referred to as the “Schedule 13D.”

In January 2017, H.H. Sheikh Khalifa bin Zayed Al Nahyan, the Ruler of Abu Dhabi, issued a law creating Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi and wholly owned by the Government of Abu Dhabi (“Mubadala Investment Company”).  The law also effected the transfer of the Government’s 100% shareholdings in each of Mubadala Development Company and International Petroleum Investment Company, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“IPIC”), to Mubadala Investment Company (the “Mubadala New Structure”).  Mubadala Investment Company became operational in May 2017 and is being added as a “Reporting Person” to the Schedule 13D as it may be deemed to beneficially own over 5% of the Common Stock outstanding as a result of the Mubadala New Structure.

 The descriptions contained in the Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D and incorporated by reference herein.

The purpose of this Amendment No. 8 is to reflect the Reporting Persons being deemed to beneficially own 25,000,000 shares of Common Stock under the Warrant Agreement between the Issuer and Holder, which will become exercisable on August 30, 2017 (within 60 days of this Amendment No. 8).  In addition, this Amendment No. 8 reflects the Mubadala New Structure as described above.  Items 2, 4 and 7 are hereby updated as set forth below:

Item 2.          Identity and Background.

The response set forth in Item 2 of the Original Report is hereby amended in its entirety to read as follows:

This Statement is being filed jointly by Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Investment Company”), Mubadala Development Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Development Company”), West Coast Hitech L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Holder”), and West Coast Hitech G.P., Ltd., a general partnership organized under the laws of the Cayman Islands (each a “Reporting Person” and together the “Reporting Persons”).

Mubadala Investment Company

Mubadala Investment Company is a public joint stock company headquartered in Abu Dhabi, the capital of the United Arab Emirates.  Mubadala Investment Company’s sole shareholder is the Government of the Emirate of Abu Dhabi.  Its principal business is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi.  The principal business address of Mubadala Investment Company is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

Set forth on Schedule A-1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of Mubadala Investment Company.

During the last five years, neither Mubadala Investment Company nor, to the best of Mubadala Investment Company’s knowledge, any of its directors or executive officers has: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mubadala Development Company

Mubadala Development Company is a public joint stock company headquartered in Abu Dhabi, the capital of the United Arab Emirates.  Mubadala Development Company’s sole shareholder is Mubadala Investment Company.   The principal business address of Mubadala Development Company is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

Set forth on Schedule A-2 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each director of Mubadala Development Company.  Mubadala Development Company does not have executive officers.

During the last five years, neither Mubadala Development Company nor, to the best of Mubadala Development Company’s knowledge, any of its directors has: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Holder

Holder is a Cayman Islands limited partnership wholly-owned by Mubadala Development Company.  The principal business address of Holder is: West Hitech L.P., c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.  Holder is a partnership without directors or executive officers.  West Coast Hitech G.P., Ltd. is the general partner of Holder.

During the last five years, Holder has not: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

West Coast Hitech G.P., Ltd.

West Coast Hitech G.P., Ltd. is a Cayman Islands corporation wholly-owned by Mubadala Development Company that acts as the general partner of Holder.  The principal business address of West Coast Hitech G.P., Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Set forth on Schedule A-3 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each director of West Coast Hitech G.P., Ltd.  West Coast Hitech G.P., Ltd. does not have executive officers.

During the last five years, neither West Coast Hitech G.P., Ltd.  nor, to the best of West Coast Hitech G.P., Ltd.’s knowledge, any of its directors has: been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Original Report is hereby amended to replace the ninth and tenth paragraphs of such response with the following:

In connection with a commercial agreement between AMD and an affiliate of Holder, AMD agreed to grant warrants (the “2016 Warrants”) to an affiliate of Holder to purchase an additional 75,000,000 Shares at an exercise price of $5.98 per Share (as may be adjusted pursuant to the terms of the 2016 Warrants).  The 2016 Warrants were subsequently transferred to Holder.  The 2016 Warrants became exercisable with respect to 50 million Shares upon issue, will become exercisable with respect to 25 million Shares on August 30, 2017 (within 60 days of this Amendment No. 8) and expire on February 29, 2020.  In addition, Holder may not exercise the 2016 Warrants if doing so would cause it, together with its affiliates, to own more than 19.9% of the outstanding common stock of AMD at any one time.

The total beneficial ownership of the Reporting Persons is 171,906,166 Shares, as reflected herein, which number includes the Shares that may be purchased within 60 days of this Amendment No. 8 upon exercise of the 2016 Warrants.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit No.	Description

99.1	Power of Attorney, dated July 5, 2017, relating to Mubadala Investment Company PJSC.

99.2
Power of Attorney, dated March 1, 2017, relating to Mubadala Development Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.3
Power of Attorney, dated March 1, 2017, relating to West Coast Hitech G.P., Ltd. (incorporated by reference from Exhibit 99.2 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.4	Agreement of Joint Filing dated July 5, 2017.

99.5
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.6
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.7	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).

99.8
Amendment No. 2 to Master Transaction Agreement, among Advanced Micro Devices, Inc., Mubadala Technology Investments LLC, and West Coast Hitech L.P., dated August 30, 2016 (incorporated by reference from Exhibit 99.7 to Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on September 2, 2016).

99.9	Warrant to Purchase 75,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on August 31, 2016).

99.10
Lock Up Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.9 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.11
Side Letter Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.10 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

July 5, 2017

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

MUBADALA DEVELOPMENT COMPANY PJSC

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

WEST COAST HITECH L.P. by its general partner, WEST COAST HITECH G.P., LTD.

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

WEST COAST HITECH G.P., LTD.

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

SCHEDULE A-1

DIRECTORS AND EXECUTIVE OFFICERS OF MUBADALA INVESTMENT COMPANY

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of the board of directors and each executive officer of Mubadala Investment Company.  Each director of Mubadala Investment Company, and, except where indicated below, each executive officer of Mubadala Investment Company, is a citizen of the United Arab Emirates.  The business address of each such executive officer and director is c/o Mubadala Investment Company PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.  Information about Mubadala Development Company is set forth in Schedule A-2 of this Schedule 13D.  Information about the other Reporting Persons is set forth in Item 2 of this Schedule 13D.

Directors

Name:	Position:

His Highness Sheikh Mohamed bin Zayed Al Nayhan	Crown Prince of the Emirate of Abu Dhabi, Deputy Supreme Commander of the United Arab Emirates Armed Forces and Chairman of the Abu Dhabi Executive Council

His Highness Sheikh Mansour bin Zayed Al Nahyan	Deputy Prime Minister of the United Arab Emirates and Minister of Presidential Affairs

Mohammed Ahmed Al Bowardi	Minister of State for Defense, United Arab Emirates

H.E. Eng. Suhail Mohamed Faraj Al Mazrouei	Minister of Energy, United Arab Emirates

Mahmood Ebraheem Al Mahmood	Chief Executive Officer of ADS Holding and Executive Chairman of ADS Securities

Abdulhamid Mohammed Saeed	Managing Director of First Abu Dhabi Bank and Al Reem Investments

Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer of Mubadala Investment Company

Executive officers

Name:	Position:

Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer of Mubadala Investment Company

Waleed Al Mokarrab Al Muhairi	Deputy Group CEO & Chief Executive Officer, Alternative Investments and Infrastructure

Homaid Al Shimmari	Deputy Group CEO & Chief Human Capital & Corporate Officer

Ahmed Saeed Al Calily	Chief Strategy & Risk Officer

Ahmed Yahia Al Idrissi (Canada)	Chief Executive Officer, Technology, Manufacturing & Mining

Musabbeh Al Kaabi	Chief Executive Officer, Petroleum & Petrochemicals

Khaled Abdulla Al Qubaisi	Chief Executive Officer, Aerospace, Renewables and Information Communications Technology

Hani Barhoush (USA)	Executive Director, Mubadala Capital

Samer Halawa (Jordan)	Chief Legal Officer

Carlos Obeid (Lebanon)	Chief Financial Officer

SCHEDULE A-2

DIRECTORS OF MUBADALA DEVELOPMENT COMPANY

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of the board of directors of Mubadala Development Company.  Except where indicated below, each director of Mubadala Development Company is a citizen of the United Arab Emirates.  The business address of each such director is c/o Mubadala Development Company PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.  Mubadala Development Company does not have executive officers.  Information about the other Reporting Persons is set forth in Item 2 of this Schedule 13D.

Directors

Name:	Position:

Waleed Al Mokarrab Al Muhairi	Deputy Group CEO & Chief Executive Officer, Alternative Investments and Infrastructure, Mubadala Investment Company

Homaid Al Shimmari	Deputy Group CEO & Chief Human Capital & Corporate Officer, Mubadala Investment Company

Samer Halawa (Jordan)	Chief Legal Officer, Mubadala Investment Company

Carlos Obeid (Lebanon)	Chief Financial Officer, Mubadala Investment Company

SCHEDULE A-3

DIRECTORS OF WEST COAST HITECH G.P., LTD.

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted, and citizenship, for each member of the board of directors of West Coast Hitech G.P., Ltd.  The business address of each such director is c/o Mubadala Development Company PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.  West Coast Hitech G.P., Ltd. does not have executive officers.  Information about the other Reporting Persons is set forth in Item 2 of this Schedule 13D.

Directors

Name:	Position:

Elham Abdulghafoor Mohammed Rafi Alqasim (UAE)	Director of Technology, Mubadala Investment Company

Andre Christophe Namphy (USA)	General Counsel, Technology, Manufacturing & Mining, Mubadala Investment Company

Yogesh Bhansali (India)	Senior Vice President, Group Finance, Mubadala Investment Company

EXHIBIT INDEX

Exhibit No.	Description

99.1	Power of Attorney, dated July 5, 2017, relating to Mubadala Investment Company PJSC.

99.2
Power of Attorney, dated March 1, 2017, relating to Mubadala Development Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.3
Power of Attorney, dated March 1, 2017, relating to West Coast Hitech G.P., Ltd. (incorporated by reference from Exhibit 99.2 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.4	Agreement of Joint Filing dated July 5, 2017.

99.5
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.6
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.7	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).

99.8
Amendment No. 2 to Master Transaction Agreement, among Advanced Micro Devices, Inc., Mubadala Technology Investments LLC, and West Coast Hitech L.P., dated August 30, 2016 (incorporated by reference from Exhibit 99.7 to Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on September 2, 2016).

99.9	Warrant to Purchase 75,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on August 31, 2016).

99.10
Lock Up Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.9 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.11
Side Letter Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.10 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).